UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

Amaya Inc.

(Exact name of Registrant as specified in its charter)

Quebec	7370	98-0555397
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

+1 (514) 744-3122

(Address and telephone number of Registrant’s principal executive offices)

Amaya Interactive USA Corporation

4000 Hollywood Blvd., Suite 360-N,

Hollywood, Florida 33021

+1 (514) 744-3122

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value Common Shares, no par value	Toronto Stock Exchange The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No   ☐

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the headings “Risks Factors and Uncertainties” on page 40 of the Annual Information Form for the year ended December 31, 2014 (the “2014 AIF”) of Amaya Inc. (the “Registrant”) and page 19 of the Registrant’s Management’s Discussion & Analysis for the period ended March 31, 2015 (the “Q1 2015 MD&A”), attached as Exhibits 99.5 and 99.12 to this Registration Statement, respectively, and each incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see “Caution Regarding Forward-Looking Statements” on page 1 of each of the 2014 AIF and Q1 2015 MD&A. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

Documents Filed as Part of this Registration Statement

The documents filed as Exhibits 99.1 through 99.109 contain all information material to an investment decision that the Registrant, since January 1, 2014: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

Description of Common Shares

The required disclosure containing a description of the securities to be registered is included under the headings “Dividends” and “Description of Capital Structure—Common Shares”, each beginning on page 64 of the 2014 AIF, and under the heading “Share capital” on page 12 of the Interim Condensed Consolidated Financial Statements for the period ended March 31, 2015, attached as Exhibit 99.11 to this Registration Statement and incorporated by reference herein.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

1

Tabular Disclosure of Contractual Obligations

The following is a summary of the Registrant’s contractual obligations as of December 31, 2014:

		Payments due by period (CAD$ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,072,055	254,237	857,514	1,096,637	2,863,667
Capital (Finance) Lease Obligations	4,687	2,071	1,844	772	—
Operating Lease Obligations	81,426	13,292	24,298	8,140	35,696
Purchase Obligations	5,887	4,101	1,786	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	—	—	—	—	—

Total	5,164,055	273,701	885,442	1,105,549	2,899,363

For a discussion of the Registrant’s other contractual obligations as of December 31, 2014, see “Commitments” on page 35 of the Audited Consolidated Financial Statements for the year ended December 31, 2014, attached as Exhibit 99.7 to this Registration Statement and incorporated by reference herein. For a further discussion of the contractual obligations specified above, including a summary of the same as of March 31, 2014, see page 12 of the Q1 2015 MD&A. There has not been any material changes outside the ordinary course of the Registrant’s business in the specified contractual obligations during the three-month period ended March 31, 2015.

Corporate Governance Practices

The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”). Disclosure of the NASDAQ Rules that the Registrant does not follow and a brief statement of the home country practices it follows in lieu of such NASDAQ Rules, in each case as permitted thereunder, are available on the Registrant’s website at www.amaya.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the SEC together with this Registration Statement.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2015	AMAYA INC.

	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Incorporation of the Registrant, as amended

99.2	General By-Laws of the Registrant

99.3	Advance Notice By-Law, By-Law No. 2014-1, A By-Law Relating Generally to the Advance Notice Requirements for the Nomination of Directors of the Registrant

99.4	Common Share Certificate Specimen

99.5	Annual Information Form for the year ended December 31, 2014

99.6	Management’s Discussion & Analysis for the year ended December 31, 2014

99.7	Audited Consolidated Financial Statements for the year ended December 31, 2014, as refiled on May 1, 2015

99.8	Class 1 Reporting Issuers – Participation Fee, dated May 1, 2015, for the year ended December 31, 2014

99.9	Chief Executive Officer Certification of Annual Filings, dated May 1, 2015

99.10	Chief Financial Officer Certification of Annual Filings, dated May 1, 2015

99.11	Interim Condensed Consolidated Financial Statements for the period ended March 31, 2015

99.12	Management’s Discussion and Analysis for the period ended March 31, 2015

99.13	Chief Executive Officer Certification of Interim Filings, dated May 14, 2015

99.14	Chief Financial Officer Certification of Interim Filings, dated May 14, 2015

99.15	Business Acquisition Report, dated October 15, 2014

99.16	Notice of Meeting and Record Date, dated April 15, 2014 (filed by Computershare on behalf of Amaya Gaming Group Inc.)

99.17	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated June 30, 2014

99.18	Amended Notice of Meeting and Record Date, dated June 12, 2014 (filed by Computershare on behalf of Amaya Gaming Group Inc.)

99.19	Form of Proxy for the Annual and Special Meeting of Shareholders held on July 30, 2014 (filed by Computershare on behalf of Amaya Gaming Group Inc.)

99.20	Voting Instruction Form for the Annual and Special Meeting of Shareholders held on July 30, 2014 (filed by Computershare on behalf of Amaya Gaming Group Inc.)

99.21	Officer’s Certificate, dated July 7, 2014

99.22	Report of Voting Results, dated July 30, 2014

99.23	Notice of Meeting and Record Date, dated April 2, 2015 (filed by Computershare on behalf of Amaya Inc.)

99.24	Amended Notice of Meeting and Record Date, dated April 30, 2015 (filed by Computershare on behalf of Amaya Inc.)

99.25	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated May 14, 2015

99.26	Form of Proxy for the Annual and Special Meeting of Shareholders to be held on June 22, 2015 (filed by Computershare on behalf of Amaya Inc.)

99.27	Voting Instruction Form for the Annual and Special Meeting of Shareholders to be held on June 22, 2015 (filed by Computershare on behalf of Amaya Inc.)

99.28	Unaudited Quarterly Financial Statements for the three month period ended March 31, 2014

99.29	Management Discussion & Analysis for the three month period ended March 31, 2014

99.30	Chief Executive Officer Certification of Interim Filings, dated May 15, 2014

99.31	Chief Financial Officer Certification of Interim Filings, dated May 15, 2014

99.32	Unaudited Quarterly Financial Statements for the six month period ended June 30, 2014

Exhibit Number	Description

99.33	Management Discussion & Analysis for the six month period ended June 30, 2014

99.34	Chief Executive Officer Certification of Interim Filings, dated August 14, 2014

99.35	Chief Financial Officer Certification of Interim Filings, dated August 14, 2014

99.36	Unaudited Quarterly Financial Statements for the nine month period ended September 30, 2014

99.37	Management Discussion & Analysis for the nine month period ended September 30, 2014

99.38	Chief Executive Officer Certification of Interim Filings, dated November 14, 2014

99.39	Chief Financial Officer Certification of Interim Filings, dated November 14, 2014

99.40	Notice of Change of Auditor, dated September 26, 2014

99.41	Material Change Report, dated February 21, 2014

99.42	Material Change Report, dated May 16, 2014

99.43	Material Change Report, dated June 23, 2014

99.44	Material Change Report, dated July 10, 2014

99.45	Material Change Report, dated August 11, 2014

99.46	Material Change Report, dated April 1, 2015

99.47	Stock Purchase Agreement, dated June 10, 2013, by and among Amaya Americas Corporation, Diamond Game Enterprises, James Breslo and Roy Johnson, as amended by First Amendment to Stock Purchase Agreement, dated February 13, 2014

99.48	Revenue Guarantee Agreement, dated February 11, 2014, by and among Amaya Gaming Group Inc., Cryptologic Malta Holdings Limited, Gaming Portals Limited, Amaya (Malta) Limited, Ongame Network Ltd. and Cryptologic Operations Limited

99.49	Deed and Scheme of Merger, dated June 12, 2014, by and among Amaya Gaming Group Inc., Amaya Holdings B.V., Titan OM Mergerco Ltd, Oldford Group Limited, each warranting seller party thereto and Igal Mark Sheinberg

99.50	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Daniel Sebag

99.51	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Marlon Goldstein

99.52	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Harlan Goodson

99.53	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Mauro Alejandro Franic

99.54	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and David Baazov

99.55	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Divyesh Gadhia

99.56	Voting Support Agreement, dated June 12, 2014, by and between Amaya Gaming Group Inc. and Sigmund Hyunjai Lee

99.57	Subscription Receipt Agreement, dated July 7, 2014, by and among Amaya Gaming Group Inc., Canaccord Genuity Corp. and Computershare Trust Company of Canada

99.58	Underwriting Agreement, dated July 7, 2014, by and among Amaya Gaming Group Inc., certain of its subsidiaries party thereto and Canaccord Genuity Corp.

99.59	Underwriting Agreement, dated July 31, 2014, by and among Amaya Gaming Group Inc., certain of its subsidiaries party thereto and Canaccord Genuity Corp.

99.60	Subscription Agreement, dated July 31, 2014, by and among Amaya Gaming Group Inc., certain of its subsidiaries, and the purchasers party thereto, each of which is managed or advised by BlackRock Financial Management, Inc. or its affiliates

99.61	Registration Rights Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc. and the holders party thereto, each of which is managed or advised by BlackRock Financial Management, Inc. or its affiliates

99.62	Voting Disenfranchisement Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc. and the subscribers party thereto, each of which is managed or advised by BlackRock Financial Management Inc. or its affiliates

Exhibit Number	Description

99.63	Subscription Agreement, dated July 31, 2014, by and among Amaya Gaming Group Inc., certain of its subsidiaries, and the purchasers party thereto, each of which is managed or advised by GSO Capital Partners L.P. or its affiliates

99.64	Registration Rights Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc. and the holders party thereto, each of which is managed or advised by GSO Capital Partners L.P. or its affiliates

99.65	Voting Disenfranchisement Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc. and the subscribers party thereto, each of which is managed or advised by GSO Capital Partners L.P. or its affiliates

99.66	First Lien Credit Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc., Amaya Holdings Cooperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, the several lenders from time to time party thereto, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC and Macquarie Capital (USA) Inc.

99.67	Second Lien Credit Agreement, dated August 1, 2014, by and among Amaya Gaming Group Inc., Amaya Holdings Cooperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, the several lenders from time to time party thereto, Barclays Bank PLC, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc.

99.68	Stock Purchase Agreement, dated March 30, 2015, by and among AGS, LLC, Amaya Inc. and Cadillac Jack, Inc.

99.69	News Release, dated January 10, 2014

99.70	News Release, dated February 11, 2014

99.71	News Release, dated February 14, 2014

99.72	News Release, dated February 19, 2014

99.73	News Release, dated March 7, 2014

99.74	News Release, dated March 31, 2014

99.75	News Release, dated April 1, 2014

99.76	News Release, dated April 16, 2014

99.77	News Release, dated May 2, 2014

99.78	News Release, dated May 15, 2014

99.79	News Release, dated May 26, 2014

99.80	News Release, dated June 12, 2014

99.81	News Release, dated June 23, 2014

99.82	News Release, dated July 7, 2014

99.83	News Release, dated July 21, 2014

99.84	News Release, dated July 28, 2014

99.85	News Release, dated July 30, 2014

99.86	News Release, dated August 1, 2014

99.87	News Release, dated August 14, 2014

99.88	News Release, dated October 15, 2014

99.89	News Release, dated October 20, 2014

99.90	News Release, dated October 31, 2014

99.91	News Release, dated November 10, 2014

99.92	News Release, dated November 11, 2014

99.93	News Release, dated November 14, 2014

Exhibit Number	Description

99.94	News Release, dated November 21, 2014

99.95	News Release, dated January 12, 2015

99.96	News Release, dated January 15, 2015

99.97	News Release, dated January 21, 2015

99.98	News Release, dated February 13, 2015

99.99	News Release, dated March 11, 2015

99.100	News Release, dated March 16, 2015

99.101	News Release, dated March 20, 2015

99.102	News Release, dated March 30, 2015

99.103	News Release, dated March 31, 2015

99.104	News Release, dated April 8, 2015

99.105	News Release, dated May 1, 2015

99.106	News Release, dated May 14, 2015

99.107	Code of Business Conduct

99.108	Consent of Deloitte LLP

99.109	Consent of Richter LLP